



New York Stock Exchange
11 Wall Street
New York, NY 10005

April 16, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.625% Subordinated Notes due 2061 of KKR Group Finance Co. IX LLC, guaranteed by KKR & Co. Inc., and KKR Group Partnership L.P., under the Exchange Act of 1934.

Sincerely,